UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form  40-F ☐

Declaration of Cash Dividends by KB Securities Co., Ltd.

On December 2, 2025, the board of directors of KB Securities Co., Ltd. (“KB Securities”), a wholly-owned subsidiary of KB Financial Group Inc., passed a resolution to declare an interim cash dividend of KRW 1,004 per common share (total dividend amount: KRW 300,000,000,000). Such payment will be made in accordance with Article 47-2 (Interim Dividends) of KB Securities’ Articles of Incorporation.

The record date is December 23, 2025, and the payment for such dividends is expected to be made on December 30, 2025.

The entire dividend amount will be paid to KB Financial Group Inc., which holds all of the common shares of KB Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 2, 2025	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer